Exhibit 99.2

SETTLEMENT AGREEMENT

This Settlement Agreement (this “Agreement”) is made and entered into as of March 11, 2009, by and among Agilysys, Inc., an Ohio corporation (“Agilysys” or the “Company”), and each of the entities and natural persons listed on Exhibit A hereto (such entities and natural persons, collectively, the “Ramius Group” and each, individually, a “member” of the Ramius Group) which presently are or may be deemed to be members of a “group” with respect to the beneficial ownership of the common stock of the Company, no par value (the “Common Stock”), pursuant to Rule 13d-5 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

RECITALS:

WHEREAS, the Company and the Ramius Group have engaged in various discussions and communications concerning the Company’s business, financial performance and strategic plans;

WHEREAS, the Ramius Group duly submitted a nomination letter to the Company on June 20, 2008 (the “Nomination Letter”) nominating a slate of three (3) director candidates for election to the Company’s board of directors (the “Board”) at the 2008 annual meeting of shareholders of the Company (including any adjournment or postponement thereof (the “2008 Annual Meeting”);

WHEREAS, on February 18, 2009, the Ramius Group filed a definitive proxy statement on Schedule 14A, as amended (the “Ramius Proxy”), with the SEC related to the matters set forth in the Nomination Letter; and

WHEREAS, the Company and the members of the Ramius Group have determined to come to an agreement with respect to certain matters related to the 2008 Annual Meeting, the 2009 annual meeting of shareholders of the Company (the “2009 Annual Meeting”) and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.      Board Matters; Board Appointments; 2008 Annual Meeting; 2009 Annual Meeting; 2010 Annual Meeting;

(a)           The Company hereby confirms that effective as of the execution of this Agreement two current members of the Board, other than R. Andrew Cueva, have resigned as members of the Board and that the Board has appointed Steve Tepedino and John Mutch to serve as directors of the Board, each in a Class to be determined by the Board, but in no event in the Class of directors whose terms expire at the 2010 annual meeting of shareholders of the Company (Steve Tepedino and John Mutch and any of their Replacement Directors, collectively, the “Ramius Directors”).

(b)           The Company agrees that the Ramius Directors shall be nominated for re-election, together with the other members of their respective Class, at either the 2008 Annual Meeting or the 2009 Annual Meeting, as the case may be, and that the Company will recommend, support and solicit proxies for the election of the Ramius Directors in the same manner as for the Company’s other nominees up for election at such annual meeting.

(c)           The Company agrees to use its commercially reasonable efforts to (i) hold the 2008 Annual Meeting no later than March 31, 2009, (ii) hold the 2009 Annual Meeting no later than September 30, 2009, and (iii) hold the 2010 annual meeting of shareholders of the Company (the “2010 Annual Meeting”) no later than September 30, 2010.

(d)           The Company agrees that it will not increase the size of the Board to more than nine (9) directors at any time before the Company’s 2010 Annual Meeting.

(e)           The Company has disbanded the Special Committee of the Board formed to oversee an evaluation of the Company’s strategic alternatives.  The Company agrees that one of the Ramius Directors will be included as a member of any special committee that is established by the Board while the Ramius Directors are serving as directors of the Board.

(f)           The Company agrees to disband the Executive Committee of the Board no later than the next regularly scheduled meeting of the Board.

(g)           The Company agrees that from the date hereof up to and including the date of the 2010 Annual Meeting, the Company will not take any action to limit or restrict the rights of its shareholders by amending the Company’s Amended Code of Regulations or otherwise.

(h)           If either of the Ramius Directors leaves the Board (whether by resignation or otherwise) before the 2010 Annual Meeting, the Ramius Group will be entitled to recommend to the Nominating and Corporate Governance Committee of the Board replacement director(s) who will qualify as “independent” pursuant to NASDAQ listing standards.  The Nominating and Corporate Governance Committee will not unreasonably withhold acceptance of any replacement director(s) recommended by the Ramius Group; provided however, that it shall at all times act in accordance with its fiduciary duties. In the event the Nominating and Corporate Governance Committee does not accept a replacement director(s) recommended by the Ramius Group, the Ramius Group will have the right to recommend additional replacement director(s) for consideration by the Nominating and Corporate Governance Committee. Upon the acceptance of a replacement director nominee by the Nominating and Corporate Governance Committee, the Board will appoint such replacement director to the Board no later than five (5) business days after the Nominating and Corporate Governance Committee’s recommendation of such replacement director (the “Replacement Director”).

(i)           Notwithstanding anything to the contrary contained in Section 1(h), if, during the Standstill Period (as such term is defined below), the total number of shares of Common Stock held in the aggregate by the members of the Ramius Group falls below an amount equal to 3% of the shares of Common Stock then outstanding, one of Messrs. Mutch or Tepedino (or their Replacement Directors) shall tender to the Company an irrevocable resignation letter in a form satisfactory to the Company, pursuant to which he shall resign from the Board and the right of the Ramius Group to recommend a Replacement Director to fill the vacancy caused by the resignation of Messrs. Mutch or Tepedino (or their Replacement Directors) pursuant to Section 1(h) shall automatically terminate, provided, however, that nothing herein shall limit the ability of the Ramius Group to recommend a Replacement Director pursuant to Section 1(h) with respect to the remaining Ramius Director.  The Ramius Group has obtained the conditional resignation letters from the Ramius Directors necessary to effectuate the provisions of this Section 1(i) and agrees to provide one of the resignation letters to the Company when required by this Section 1(i).

(j)           Each member of the Ramius Group agrees that it will vote in favor of the Director nominees recommended to shareholders by the Company’s Board of Directors at the Company’s 2008 and 2009 Annual Meetings of Shareholders.  No member of the Ramius Group shall take any position, make any statement or take any action inconsistent with the foregoing.

2.	Standstill

(a)           Each member of the Ramius Group agrees that, from the date of this Agreement until ten (10) business days prior to the deadline set for the submission of shareholder proposals for the 2010 Annual Meeting of Shareholders of the Company established in connection with the 2010 Annual Meeting (such period, the “Standstill Period”), neither it nor any of its Affiliates or Associates under its control or direction will, and it will cause each of its Affiliates and Associates under its control not to, directly or indirectly, in any manner:

(i)           engage in any solicitation of proxies or consents or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended or the rules or regulations thereunder) of proxies or consents (including, without limitation, any solicitation of consents to call a special meeting of shareholders), in each case, with respect to securities of the Company, except in accordance with Sections 1(b) above;

(ii)           seek to advise, encourage, support or influence any person with respect to the voting or disposition of any securities of the Company at the 2008 Annual Meeting and 2009 Annual Meeting, except in accordance with Sections 1(b) above;

(iii)           initiate, propose or otherwise “solicit” stockholders of the Company for the approval of any stockholder proposal;

(iv)           form, join or in any way participate in any “group” pursuant to Rule 13d-5 promulgated by the SEC under the Exchange Act with respect to any securities of the Company, other than a “group” that includes all or some lesser number of the persons identified as part of the Ramius Group, but does not include any other members who are not currently identified as Ramius Group members as of the date hereof; or

(v)           deposit any securities of the Company in a voting trust or subject any securities of the Company to any arrangement or agreement with respect to the voting of the securities of the Company.

(b)           As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act; the terms “beneficial owner” and “beneficial ownership” shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act; and the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

(c)           In the event that the Company is in breach of its obligations under this Agreement, including, without limitation, a failure to comply in any respect with the provisions of Sections 1 or 7 of this Agreement, and such breach is not cured within 30 days after written notice thereof is provided to the Company by the Ramius Group, then in addition to any other remedies that the members of the Ramius Group may have, the provisions of Section 2 shall also terminate.

(d)           In the event that the Ramius Group is in breach of its obligations under this Agreement, and such breach is not cured within 30 days after written notice thereof is provided to the Ramius Group by the Company, then in addition to any other remedies that the Company may have, the provisions of Sections 1(c), 1(d), 1(e), 1(f), 1(g), 1(h) and 1(i) shall also terminate.

3.      Representations and Warranties of the Company.   The Company represents and warrants to the Ramius Group that (a) the Company has the corporate power and authority to execute the Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, or any material agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

4.      Representations and Warranties of the Ramius Group.  The Ramius Group shall cause its Affiliates to comply with the terms of this Agreement. Each member of the Ramius Group listed herein, on behalf of himself or itself, as applicable, represents and warrants to the Company that (a) as of the date hereof, the Ramius Group and each member of the Ramius Group beneficially owns only the number of shares of Common Stock as described opposite his or its name on Exhibit A and Exhibit A includes all Affiliates of any members of the Ramius Group that own any securities of the Company beneficially or of record, (b) this Agreement has been duly and validly authorized, executed and delivered by such member, and constitutes a valid and binding obligation and agreement of such member, enforceable against such member in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) each signatory to this Agreement by any member of the Ramius Group has the authority to execute the Agreement on behalf of himself and the applicable member of the Ramius Group associated with that signatory’s name, and to bind such member of the Ramius Group to the terms hereof and (d) the execution, delivery and performance of this Agreement by each member of the Ramius Group does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound.

5.      Public Announcements.  Following the execution of this Agreement, the Company shall issue the press release announcing the terms of this Agreement, in the form attached hereto as Exhibit B (the “Press Release”), and shall file a Current Report on Form 8-K with the SEC disclosing the terms of this Agreement and attaching as exhibits this Agreement and the Press Release.

6.      Specific Performance.  Each of the members of the Ramius Group, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other party hereto may occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable in damages.  It is accordingly agreed that the members of the Ramius Group or any of them, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity.

7.      Expenses. The Company shall reimburse the Ramius Group for its reasonable, documented out-of-pocket fees and expenses incurred (including legal expenses) in connection with the Schedule 13D, matters related to the 2008 Annual Meeting and the negotiation and execution of this Agreement, provided that such reimbursement shall not exceed $200,000 in the aggregate.

8.      Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that the parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

9.      Notices. Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

Agilysys, Inc.
28925 Fountain Parkway
Solon, Ohio 44139
Attention:   Martin F. Ellis
Facsimile:  440-519-8643

With a copy to:

Calfee, Halter & Griswold LLP
1400 McDonald Investment Center
800 Superior Avenue
Cleveland, OH  44114-2688
Attention: Arthur C. Hall III
Facsimile: 216-241-0816

If to the Ramius Group or any member of the Ramius Group:

RCG Starboard Advisors, LLC
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Attention: Mark Mitchell and Owen Littman
Facsimile: 212-845-7995

With a copy to:

Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
Attention: Steven Wolosky, Esq.
Facsimile: (212) 451-2222

10.           Applicable Law. This Agreement is governed by and construed in accordance with the internal laws of the State of New York applicable to contracts made and to be performed therein, without regard to the conflict of laws principles. Each party submits to exclusive jurisdiction and venue of federal or state courts in New York, New York and agrees not to institute litigation in any other forums in respect of the interpretation or enforcement of this Agreement (except for proceedings to obtain enforcement of an order of a New York, New York federal or state court).

11.           Counterparts.  This Agreement and any amendments hereto may be executed and delivered in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement, and shall become effective when counterparts have been signed by each party hereto and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart. In the event that any signature to this Agreement or any amendment hereto is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

12.           Entire Agreement; Amendment and Waiver; Successors and Assigns.  This Agreement contains the entire understanding of the parties hereto with respect to its subject matter.  There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the parties other than those expressly set forth herein.  This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective successors or assigns.  No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.  The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns. No party shall assign this Agreement or any rights or obligations hereunder without, with respect to any member of the Ramius Group, the prior written consent of the Company, and with respect to the Company, the prior written consent of the Ramius Group.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties as of the date hereof.

AGILYSYS, INC.

By:
Name:
Title:

THE RAMIUS GROUP:

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: RCG Starboard Advisors, LLC,
       its investment manager

PARCHE, LLC
By: RCG Starboard Advisors, LLC,
       its managing member

RCG PB, LTD
By: Ramius Advisors, LLC,
       its investment manager

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment manager
RCG STARBOARD ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS LLC By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

EXHIBIT A

The Ramius Group

Parche, LLC	323,761
Ramius Value and Opportunity Master Fund Ltd	2,342,130
Ramius Enterprise Master Fund Ltd	323,761
RCG PB, Ltd.	277,103
Ramius Advisors, LLC	600,864
RGC Starboard Advisors, LLC	2,665,891
Ramius LLC	2,942,994
C4S & CO., LLC	2,942,994
Peter A. Cohen	2,942,994
Morgan B. Stark	2,942,994
Jeffrey M. Solomon	2,942,994
Thomas W. Strauss	2,942,994

EXHIBIT B

[PRESS RELEASE]